SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549



                               FORM 11-K




        FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
          AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
[FEE REQUIRED]
For the fiscal year ended  December 31, 1995

                                  OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF
1934 [NO FEE REQUIRED]
For the transition period from _________ to _________

Commission file number 1-5471

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                 GLOBAL MARINE SAVINGS INCENTIVE PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          GLOBAL MARINE INC.
                         777 N. Eldridge Road
                         Houston, Texas  77079

                            (713) 596-5100




















               GLOBAL MARINE SAVINGS INCENTIVE PLAN

         FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
              WITH REPORT OF INDEPENDENT ACCOUNTANTS

              As of December 31, 1995 and 1994, and
               for the Year Ended December 31, 1995






               GLOBAL MARINE SAVINGS INCENTIVE PLAN

         FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                       TABLE OF CONTENTS

                          ------------


Report of Independent Accountants


Financial Statements:


Statement of Net Assets Available For Benefits, with Fund
Information, as of December 31, 1995 and 1994


Statement of Changes In Net Assets Available For Benefits, with
Fund Information,  for the Year Ended December 31, 1995


Notes to Financial Statements


Supplemental Schedules:

Item 27a - Schedule of Assets Held For Investment Purposes as of
December 31, 1995

Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1995


All other schedules are omitted because they are not applicable.




                REPORT OF INDEPENDENT ACCOUNTANTS



To the Administrator of the
     Global Marine Savings Incentive Plan:


We have audited the accompanying statement of net assets available for benefits of the Global Marine Savings Incentive Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the management of Global Marine Corporate Services Inc. (the Plan sponsor). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic Plan financial statements taken as a whole. The supplemental schedules identified in the table of contents on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ Coopers & Lybrand L.L.P.

Houston, Texas
June 21, 1996

                  GLOBAL MARINE SAVINGS INCENTIVE PLAN
Statement of Net Assets Available For Benefits, with Fund Information

                                                                 Participant Directed
                  -----------------------------------------------------------------------------------------------------------
                Retirement
                  Money     Managed  Intermediate  Equity-               Blue Chip    Asset      GMI     Participant
                  Market     Income      Bond      Income    Magellan     Growth     Manager    Stock       Loans      Total
                  ------     ------      ----      ------    --------     ------     -------    -----       -----      -----

December 31,
1995:
Assets:
 Investments,
  at fair
  market value  $1,954,799  $2,033,421  $89,107  $3,033,088  $7,916,748  $924,604  $146,509  $2,580,320  $426,278  $19,104,874
                ----------  ----------  -------  ----------  ----------  --------  --------  ----------  --------  -----------

Liabilities:
 Distributions
  payable           19,586      19,012    1,887      34,600     103,755    16,264     2,118      32,346         -      229,568
                ----------  ----------  -------  ----------  ----------  --------  --------  ----------  --------  -----------

Net Assets
 Available for
  Benefits      $1,935,213  $2,014,409  $87,220  $2,998,488  $7,812,993  $908,340  $144,391  $2,547,974  $426,278  $18,875,306
                ==========  ==========  =======  ==========  ==========  ========  ========  ==========  ========  ===========


                                                            Participant Directed
                            ------------------------------------------------------------------------------------------
                         Retirement
                           Money      Managed  Intermediate  Equity-               Blue Chip   Asset      GMI
                           Market     Income       Bond      Income     Magellan     Growth    Manager    Stock        Total
                           ------     ------       ----      ------     --------     ------    -------    -----        -----

December 31, 1994:
Assets:
  Investments, at
    (s)
    fair market value   $1,675,130   $2,025,072   $17,989   $2,209,673  $5,656,742   $428,988   $43,310   $812,766   $12,869,670
                        ----------   ----------   -------   ----------  ----------   --------   -------   --------   -----------

Liabilities:
  Distributions
    payable                 23,263       34,802       387       29,621      84,497      9,317       777      9,211       191,875
                        ----------   ----------   -------   ----------  ----------   --------   -------   --------   -----------

Net Assets Available
  for Benefits
                        $1,651,867   $1,990,270    $17,602  $2,180,052  $5,572,245   $419,671   $42,533   $803,555   $12,677,795
                        ==========   ==========    =======  ==========  ==========   ========   =======   ========   ===========


                   The accompanying notes are an
              integral part of the financial statements.


                GLOBAL MARINE SAVINGS INCENTIVE PLAN
Statement of Changes In Net Assets Available For Benefits, with Fund Information for the Year Ended December 31, 1995

                                               Participant Directed
               -----------------------------------------------------------------------------------------------------
               Retirement
                  Money      Managed  Intermediate  Equity-              Blue Chip    Asset       GMI    Participant
                  Market      Income      Bond      Income    Magellan     Growth     Manager     Stock      Loans        Total
                  ------      ------      ----      ------    --------     ------     -------     -----      -----        -----

Additions:

Employer
contributions  $   79,507 $   84,359  $   9,040  $  107,851 $  259,008  $  51,908   $  8,391  $  48,117              $ 648,181


Employee
contributions     209,972    260,903     24,953     332,327    783,664    192,343     28,925    152,661               1,985,748


Transfers in      200,216    173,020     54,270      90,607    268,892    367,343     93,598    455,035  $431,531    2,134,512


Interest income    99,934          -         -           -           -          -          -          -     2,801      102,735


Dividend income        -     121,224     3,521     174,044     455,717     69,382      3,310          -         -      827,198


Net appreciation       -           -     2,982     533,416   1,608,609    102,944     11,630  1,417,129         -    3,676,710
              ----------  ---------- ---------  ----------  ----------  ---------  --------- ----------  --------  -----------

Total
additions        589,629     639,506    94,766   1,238,245   3,375,890    783,920    145,854  2,072,942   434,332    9,375,084
              ----------  ---------- ---------  ----------  ----------  ---------  --------- ----------  --------  -----------



Deductions:

Distributions    172,562     179,382     1,986     143,587     419,958     53,819     3,109     68,658         -    1,043,061


Transfers out    133,721     435,985    23,162     276,222     715,184    241,432    40,887    259,865     8,054    2,134,512
              ----------  ---------- ---------  ----------  ----------   --------  -------- ----------  --------  -----------


Total
deductions       306,283     615,367    25,148     419,809   1,135,142   295,251     43,996    328,523     8,054    3,177,573
              ----------  ---------- ---------   ---------  ----------  --------   -------- ----------  --------  -----------



Net additions    283,346      24,139    69,618     818,436   2,240,748   488,669    101,858  1,744,419   426,278    6,197,511


Net assets
available for
benefits,
beginning of
year           1,651,867   1,990,270    17,602   2,180,052   5,572,245   419,671    42,533     803,555         -   12,677,795
              ----------  ----------  --------  ----------  ----------  --------   -------  ----------  --------  -----------


Net Assets
Available
for Benefits,
End of Year   $1,935,213  $2,014,409  $ 87,220  $2,998,488  $7,812,993  $908,340  $144,391  $2,547,974  $426,278  $18,875,306
              ==========  ==========  ========  ==========  ==========  ========  ========  ==========  ========  ===========

                                     The accompanying notes are an
                               integral part of the financial statements.



                                  GLOBAL MARINE SAVINGS INCENTIVE PLAN
                                     NOTES TO FINANCIAL STATEMENTS
                                            DECEMBER 31, 1995


1.  Description of the Plan

The following brief description of the Global Marine Savings Incentive Plan (the "Plan") is provided for general informational purposes only. For more complete information, participants should refer to the "Savings Incentive Plan" section of the Global Marine Employee Handbook, to the "Information for Participants" document and other documents constituting a prospectus under the Securities Act of 1933, and to the Plan document.

General

The Plan is a defined contribution plan covering all employees of the Plan sponsor, Global Marine Corporate Services Inc. ("GMCSI"), or of a Participating Employer, as defined in the Plan, who are U.S. citizens or resident aliens, have at least one year of service, have completed at least 1,000 hours of service during that year, and are age twenty-one or older. The Plan is subject to the provisions of section 401(a), 401(k) and 501(a) of the Internal Revenue Code of 1986, and of the Employee Retirement Income Security Act of 1974.

Contributions

Each participant may elect to defer in any whole percent a portion of his or her compensation for each pay period, from a minimum of one percent to a maximum of six percent, as a pre-tax basic contribution. Each participant may also elect to defer in any whole percent an additional one to nine percent of his or her compensation for each pay period as a pre-tax excess contribution, provided, however, that the combined total of the pre-tax basic contribution and the pre-tax excess contribution cannot exceed fifteen percent of compensation. The employer matches pre-tax basic contributions in an amount equal to 100 percent of the first one percent of compensation contributed, 50 percent of the second one percent of compensation contributed, and 25 percent of each of the next four percentage points of compensation contributed. The employer does not make a matching contribution on pre-tax excess contributions. Each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income tax purposes, which, for 1995, was $9,240. The amount of a participant's annual compensation which may be taken into account, for purposes of determining the amount of the employer match or for any other purpose under the Plan, shall not exceed an amount prescribed annually by the Internal Revenue Service ("IRS"). The prescribed amount was $150,000 for 1995. Each participant's employee and employer accounts are fully vested and nonforfeitable at all times, except as noted below.

The amount that can be deferred by any participant who is designated as a highly compensated employee ("HCE") under IRS guidelines may be limited to an amount which is less than the maximum annual deferral amount prescribed by the IRS. Whether or not such limitations are imposed in a given year will depend on whether the Plan passes certain tests with respect to the deferral rates of HCEs in comparison with non-HCEs. Failure to pass these tests may result in the refunding of a portion of each HCE's employee contribution for the year and the inclusion of such amount in his or her taxable income for the year. Any matching employer contribution on such refunded amount will (i) be forfeited by the participant and applied to reduce the employer's matching contribution for the following year, (ii) if so determined by the Compensation Committee of the Board of Directors of Global Marine Inc. ("GMI") and ratified by GMCSI's Board of Directors, be distributed to the participants to whose accounts such excess contributions were originally allocated and included in the participants' taxable earnings for the year, or (iii) be otherwise allocated in a nondiscriminatory manner.

In February 1996 the Plan paid $229,568 to HCEs, consisting of refunds of employee contributions above the limit for 1995 and earnings thereon. In March 1995 the Plan paid $191,875 to HCEs for refunds and earnings with respect to employee contributions above the limit for 1994. There were no employer contributions on such refunded amounts for 1995 or 1994.

Account Valuation and Payment of Benefits

Participant account balances are valued as of the close of each business day. Participants are eligible for a distribution following termination of service, financial hardship, or attainment of age fifty-nine and one-half. Participants or beneficiaries will receive their benefits in a single lump-sum distribution. Hardship withdrawals are limited to participant contributions and earnings thereon as of December 31, 1988, plus participant contributions and rollovers made thereafter.

Investment Options

Participants may elect to have their employee and employer contributions invested in one or more of the investment options listed below. Each of the Fidelity funds listed below, with the exception of the Managed Income Portfolio, is an open-end, diversified management investment company managed by Fidelity Management & Research Company ("FMRC"). The Managed Income
Portfolio is a commingled pool of investments managed by Fidelity Management Trust Company ("FMTC"). The number of participants in each investment option as of December 31, 1995 is noted parenthetically.

        Fidelity Retirement Money Market Portfolio - (245) A money market fund managed with the objective of seeking as high a level of income as is consistent with the preservation of capital and liquidity. The fund invests in high-quality, U.S. dollar-denominated money-market instruments of U.S. and foreign issuers, short-term corporate obligations, U.S. government obligations and certificates of deposit.

        Fidelity Managed Income Portfolio - (255) A commingled pool of short- and long-term investment contracts issued by insurance companies, banks or other approved financial institutions managed with the objective of preservation of capital and a competitive level of income over time. The average portfolio maturity generally ranges from two to three years.

        Fidelity Intermediate Bond Fund - (36) A fixed-income security fund managed with the objective of seeking a high level of current income by investing in investment-grade corporate debt obligations, obligations issued or guaranteed by the U.S. government or any of its agencies and obligations of U.S. banks, including certificates of deposit and bankers acceptances. The average portfolio maturity ranges from three to ten years. The values of the securities in this fund will vary with interest rates, and the yield will fluctuate with market conditions.

        Fidelity Equity-Income Fund - (307) An income-oriented stock fund managed with the objective of achieving yields exceeding the composite yield on securities comprising the Standard and Poor's Composite Stock Price Index of 500 common stocks, with the potential for capital growth. Investments consist primarily of common and preferred stocks, and debt obligations convertible into common stocks.

        Fidelity Magellan Fund - (489) An aggressive stock fund managed with the objective of seeking long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks of both well-known and lesser-known domestic, foreign and multinational companies.

        Fidelity Blue Chip Growth Fund - (149) A common stock fund managed with the objective of seeking growth of capital over the long term by investing in a diversified portfolio of common stocks of well-known and established companies. Most of the fund investments are in companies included in the Standard and Poor's Composite Stock Price Index of 500 common stocks or in the Dow Jones Industrial Average.

        Fidelity Asset Manager Fund - (32) A fund managed with the objective of seeking a high total return with reduced risk over the long term.
        The fund invests in a mix of domestic and foreign equities, bonds and short-term debt instruments. The mix is gradually adjusted to respond to changing market conditions. The fund's managers define a neutral mix as 20% of assets in short-term debt instruments, 40% in intermediate to long-term bonds, and 40% in equity securities. The actual range for each category is zero to 70% in short-term debt instruments, 20% to 60% in intermediate- to long-term bonds, and 10% to 60% in equities.

        Global Marine Inc. Stock Fund - (163) An unmanaged fund composed solely of common stock of GMI.

Participant Loans

Effective October 1, 1995, a loan feature was added to the Plan to allow participants to borrow from their fund accounts. Under the loan feature, participants may borrow by transferring from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balances, excluding amounts invested in the GMI Stock Fund. Participants may initiate one home loan and one general-purpose loan per calendar year but may have only one of each type of loan outstanding at any time. Loan terms range from six months to five years for general-purpose loans and from five to fifteen years for home loans. The loans are collateralized by the balances in the participants' accounts and bear interest at rates determined from time to time by the Plan administrative committee. Interest rates on loans outstanding as of December 31, 1995, ranged from 8-1/4% to 8-3/4%. Principal, interest, and loan fees are paid through monthly payroll deductions.

2.  Summary of Significant Accounting Policies

The financial statements of the Plan were prepared on an accrual basis in accordance with generally accepted accounting principles.

The Plan's investments are stated at fair value. Shares in the funds managed by FMRC and FMTC were valued based on their quoted closing net asset value per share. The shares of GMI common stock were valued at the quoted closing market price per share. Participant loans were valued at cost which approximated fair value. Purchases and sales of shares were recorded on a trade-date basis.

The net appreciation or depreciation which is presented in the statement of changes in net assets available for benefits consists of the realized gains or losses on shares redeemed or sold during the year and the net change in unrealized appreciation or depreciation on shares held at year end.

Custodial and recordkeeping fees charged by FMTC, the Plan trustee, were paid by GMCSI and were not charged to the Plan. Participant loan initiation and maintenance fees were paid by the applicable participant. No charge was made to the Plan for GMCSI's applicable administrative costs.

3.  Amendments

A third Plan amendment, dated May 23, 1995, was adopted to update certain administrative provisions as necessitated by the 1994 change in the Plan trustee. In addition, certain matters related to recent IRS rulings were addressed.

The Plan was further amended and restated effective October 1, 1995, primarily to add a participant loan feature.

4.  Tax Status

The Plan is designed to constitute a qualified plan under section 401(a) of the Internal Revenue Code ("IRC") and is not subject to federal income taxes. The IRS issued its latest determination letter dated March 23, 1994, conditioned upon the Plan's adoption of the then-proposed second Plan amendment. In the letter, the IRS stated that the Plan, after giving effect to the second amendment, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan was further amended, the Plan administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.















                     SUPPLEMENTAL SCHEDULES




               GLOBAL MARINE SAVINGS INCENTIVE PLAN
    Item 27a - Schedule of Assets Held For Investment Purposes
                     as of December 31, 1995

                                                                                   Number
                                                                                     of                                Current
  Identity of Issue                             Description                        Shares             Cost (1)          Value
  -----------------                             -----------                        ------             ----              -----

Fidelity Retirement Money Market
   Portfolio                                Money market fund                     1,954,799        $1,954,799         $1,954,799

Fidelity Managed Income                     Commingled pool of
  Portfolio                                 investment contracts,
                                            issued by banks and
                                            insurance companies                   2,033,421         2,033,421          2,033,421

Fidelity Intermediate Bond Fund             Bond fund                                 8,560            86,615             89,107

Fidelity Equity-Income Fund                 Stock and bond fund                      79,965         2,477,602          3,033,088

Fidelity Magellan Fund                      Common stock fund                        92,077         6,479,236          7,916,748

Fidelity Blue Chip Growth Fund              Common stock fund                        30,049           858,318            924,604

Fidelity Asset Manager Fund                 Stock, bond, and short-
                                            term instrument fund                      9,243           139,240            146,509

GMI Stock Fund                              Shares of GMI common stock              294,894         1,274,013          2,580,320

Participant Loans                           Loans to participants, at annual
                                            rates of interest ranging from
                                            8-1/4% to 8-3/4%                              -                 -            426,278
                                                                                                  -----------        -----------

                                                                                                  $15,303,244        $19,104,874
                                                                                                  ===========        ===========

- -----------------------------
(1) Cost was determined based on historical cost. Gain or loss on sale transactions was based on average cost.


                  GLOBAL MARINE SAVINGS INCENTIVE PLAN
            Item 27d - Schedule of Reportable Transactions
                 for the Year Ended December 31, 1995

                                                                 Purchase         Selling        Cost of      Current      Net Gain
Identity of Party              Description of Asset                Price           Price          Asset        Value (1)   or (Loss)
- -----------------              --------------------                -----           -----          -----        -----       ---------

Series of Transactions:

Fidelity                 Purchases of Retirement Money
                           Market Portfolio, at various times
                           during the year                         $589,629           N/A           N/A       $589,629       N/A

Fidelity                 Sales of Retirement Money Market
                           Portfolio, at various times during
                           the year                                     N/A       $309,961      $309,961      $309,961         -

Fidelity                 Purchases of Equity-Income
                           Fund, at various times during
                           the year                                $704,829            N/A           N/A      $704,829       N/A

Fidelity                 Sales of Equity-Income
                           Fund, at various times during
                           the year                                     N/A       $414,830      $320,245      $414,830    $94,585

Fidelity                 Purchases of Magellan Fund,
                           at various times during the year      $1,767,281            N/A          N/A     $1,767,281        N/A

Fidelity                 Sales of Magellan Fund,
                           at various times during the year             N/A     $1,115,884     $803,687     $1,115,884   $312,197

Fidelity                 Purchases of Managed Income
                           Portfolio, at various times
                           during the year                         $639,506            N/A          N/A       $639,506        N/A

Fidelity                 Sales of Managed Income Portfolio,
                           at various times during the year             N/A        $631,156     $631,156      $631,156          -

Fidelity                 Purchases of Blue Chip Growth
                           Portfolio, at various times
                           during the year                         $680,976             N/A          N/A      $680,976        N/A

Fidelity                 Sales of Blue Chip Growth Portfolio,
                           at various times during the year             N/A        $288,304     $253,036      $288,304    $35,268

Fidelity                 Purchases of GMI common
                           stock, at various times
                           during the year                         $655,813             N/A          N/A      $655,813        N/A

Fidelity                 Sales of GMI common stock,
                           at various times during the year             N/A          $305,388   $190,899      $305,388   $114,489

Normal expenses associated with asset purchases are included in the asset cost and are not disclosed separately. All other required information which is not presented here has been omitted for the reason that such information is not applicable, or can be obtained from information found elsewhere in the financial statements.

- ---------------------
(1) As of transaction date.


                               SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                               GLOBAL MARINE SAVINGS INCENTIVE PLAN


Date: June 26, 1996            By  /s/Thomas R. Johnson
                               -----------------------
                               Thomas R. Johnson
                               Acting Chairman of the Administrative Committee
                                 of the Global Marine Savings Incentive Plan